Management’s Report on Internal Control Over Financial Reporting Exhibit 99.2

Management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting (“ICFR”) is reviewed and approved by the Chief Executive Officer and the Executive Vice President and Interim Chief Financial Officer and provides reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal controls over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company’s ICFR based on the “Internal Control-Integrated Framework (2013)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management concluded that, as of December 31, 2015, the Company’s ICFR is considered effective.  There were no material weaknesses identified by management as of December 31, 2015.

Based on management’s evaluation, the Chief Executive Officer and Executive Vice President and Interim Chief Financial Officer also concluded that the Company’s ICFR was effective as of December 31, 2015.

The Company’s ICFR as of December 31, 2015 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2015.  Deloitte LLP issued an unqualified opinion on the effectiveness of our ICFR.

Domenico Danilo Pio (signed)                                      William P.M. Herman (signed)

Chief Executive Officer                                                     Executive Vice President and Interim Chief Financial Officer

February 23, 2016                                                                    February 23, 2016

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal control, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with management and the Company’s external auditors and reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Domenico Danilo Pio (signed)                                      William P.M. Herman (signed)

Chief Executive Officer                                                 Executive Vice President and Interim Chief Financial Officer

February 23, 2016                                                           February 23, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013)   issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 23, 2016 expressed an unmodified/unqualified opinion on those financial statements.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

February 23, 2016

Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations and comprehensive income or loss, consolidated statements of cash flows and consolidated statements of equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

February 23, 2016

Toronto, Canada

Progressive Waste Solutions Ltd.

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2015 and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	December 31,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$35,780	$41,636
Accounts receivable (Note 7)	207,636	216,201
Other receivables (Note 8)	118	47
Prepaid expenses	31,164	35,589
Income taxes recoverable	-	1,646
Restricted cash (Note 9)	542	521
	275,240	295,640

NET ASSETS HELD FOR SALE (Note 6)	-	61,016
OTHER RECEIVABLES (Note 8)	2,343	5,460
FUNDED LANDFILL POST-CLOSURE COSTS (Note 19)	10,145	11,365
INTANGIBLES (Note 10)	176,973	165,929
GOODWILL (Note 11)	886,911	937,294
LANDFILL DEVELOPMENT ASSETS	15,067	14,463
DEFERRED FINANCING COSTS (Note 12)	15,017	14,417
CAPITAL ASSETS (Note 13)	929,111	928,550
LANDFILL ASSETS (Note 14)	932,595	936,095
INVESTMENTS (Note 15)	748	892
OTHER ASSETS (Note 16)	759	5,315
TOTAL ASSETS	$3,244,909	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$98,614	$86,825
Accrued charges (Note 17)	139,988	174,331
Dividends payable	13,425	15,517
Income taxes payable	3,175	5,933
Deferred revenues	16,340	16,323
Current portion of long-term debt (Note 18)	494	5,428
Landfill closure and post-closure costs (Note 19)	10,717	9,519
Other liabilities (Note 16)	17,394	16,558
	300,147	330,434

LONG-TERM DEBT (Note 18)	1,550,226	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 19)	115,195	120,626
OTHER LIABILITIES (Note 16)	20,474	17,118
DEFERRED INCOME TAXES (Note 26)	129,970	126,848
TOTAL LIABILITIES	2,116,012	2,147,643

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS' EQUITY (Note 20)
Common shares (authorized - unlimited, issued
and outstanding - 108,806,684 (December 31, 2014 - 112,106,839))	1,691,963	1,734,372
Restricted shares (issued and outstanding - 496,672 (December 31, 2014 - 399,228))	(12,461)	(9,184)
Additional paid in capital	7,015	4,023
Accumulated deficit	(360,948)	(377,172)
Accumulated other comprehensive loss	(196,672)	(123,246)
Total shareholders' equity	1,128,897	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,244,909	$3,376,436

James J. Forese (signed) - Non-Executive Chairman Douglas Knight (signed) - Audit Committee Chair

Progressive Waste Solutions Ltd.

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of

  Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2015 and 2014 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

		2015	2014
			(Note 30)

REVENUES		$1,925,592	$2,008,997
EXPENSES
OPERATING		1,231,377	1,281,704
SELLING, GENERAL AND ADMINISTRATION		220,693	218,494
RESTRUCTURING		3,682	-
AMORTIZATION (Note 10 and 13)	(Note 10 and 13)	258,403	285,605
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS (Note 6)		(11,279)	(17,905)
OPERATING INCOME		222,716	241,099
INTEREST ON LONG-TERM DEBT		57,216	61,917
NET FOREIGN EXCHANGE GAIN		(1,012)	(150)
NET LOSS ON FINANCIAL INSTRUMENTS (Note 25)		6,992	24,214
LOSS ON EXTINGUISHMENT OF DEBT (Note 18)	(Note 18)	2,723	-
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD
EQUITY INVESTMENT (Note 5)	(Note 5)	-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE		156,797	160,274
INCOME TAX EXPENSE (RECOVERY) (Note 26)
Current		27,306	34,026
Deferred		5,615	(350)
		32,921	33,676
NET LOSS FROM EQUITY ACCOUNTED INVESTEE		-	82
NET INCOME		123,876	126,516

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment		(73,426)	(41,773)

Settlement of derivatives designated as cash flow hedges,
net of income tax of $nil (2014 - ($225))		-	418
		-	418
TOTAL OTHER COMPREHENSIVE LOSS		(73,426)	(41,355)
COMPREHENSIVE INCOME		$50,450	$85,161

Net income per weighted average share, basic and diluted (Note 20)		$1.12	$1.10
Weighted average number of shares outstanding
(thousands), basic and diluted (Note 20)		110,480	114,822

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 7

Progressive Waste Solutions Ltd.

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2015 and 2014 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

		2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income		$123,876	$126,516
Items not affecting cash
Restricted share expense (Note 22)		3,739	2,759
Loss on extinguishment of debt (Note 18)	(Note 18)	2,723	-
Accretion of landfill closure and post-closure costs (Note 19)		6,349	6,132
Amortization of intangibles		43,115	56,421
Amortization of capital assets		145,928	152,895
Amortization of landfill assets		69,360	76,289
Interest on long-term debt (amortization of
deferred financing costs) (Note 12)		3,101	3,418
Non-cash interest income		(194)	(216)
Net gain on sale of capital and landfill assets		(11,279)	(17,905)
Net loss on financial instruments		6,992	24,214
Re-measurement gain on previously held equity investment		-	(5,156)
Deferred income tax expense (recovery)		5,615	(350)
Net loss from equity accounted investee		-	82
Landfill closure and post-closure expenditures (Note 19)		(6,809)	(4,696)
Changes in non-cash working capital items (Note 21)		22,499	(20,677)
Cash generated from operating activities		415,015	399,726
INVESTING
Acquisitions (Note 5)		(139,001)	(77,698)
Restricted cash deposits		(21)	(23)
Investment in other receivables		(511)	(253)
Proceeds from other receivables		4,766	76
Funded landfill post-closure costs		(620)	(1,569)
Purchase of capital assets		(197,897)	(182,834)
Purchase of landfill assets		(57,545)	(54,579)
Proceeds from the sale of capital and landfill assets		6,355	28,528
Proceeds from asset divestiture (Note 6)		76,190	-
Investment in landfill development assets		(2,844)	(1,103)
Cash utilized in investing activities		(311,128)	(289,455)
FINANCING
Payment of deferred financing costs		(7,397)	(48)
Proceeds from long-term debt		946,133	358,682
Repayment of long-term debt		(883,292)	(305,339)
Proceeds from the exercise of stock options, net of related costs		(51)	123
Repurchase of common shares and related costs (Note 20)		(93,310)	(80,770)
Purchase of, net of proceeds from, restricted shares (Note 22)		(4,534)	(3,920)
Dividends paid to shareholders		(56,296)	(63,475)
Cash utilized in financing activities		(98,747)	(94,747)
Effect of foreign currency translation on cash and cash equivalents		(10,996)	(5,868)
NET CASH (OUTFLOW) INFLOW		(5,856)	9,656
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		41,636	31,980
CASH AND CASH EQUIVALENTS, END OF YEAR		$35,780	$41,636
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash		$35,779	$37,324
Cash equivalents		1	4,312
		$35,780	$41,636
Cash paid during the year for:
Income taxes		$33,506	$35,333
Interest		$56,870	$60,358

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 8

Progressive Waste Solutions Ltd.

Consolidated Statements of Equity (“Statement of Equity”)

For the years ended December 31, 2015 and 2014 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2014	$1,734,372	$(9,184)	$-	$4,023	$(377,172)	$(123,246)	$1,228,793
Net income					123,876		123,876
Dividends declared					(56,750)		(56,750)
Restricted shares purchased		(4,534)					(4,534)
Restricted share expense				3,739			3,739
Vesting of restricted shares		1,257		(1,257)			-
Common shares issued on exercise of share based options, net of related costs	(1)			(50)			(51)
Share based compensation				560			560
Common shares acquired by U.S. long-term incentive plan ("LTIP")			2,844				2,844
Deferred compensation obligation			(2,844)				(2,844)
Repurchase of common shares and related costs	(42,408)				(50,902)		(93,310)
Foreign currency translation adjustment						(73,426)	(73,426)
Balance at December 31, 2015	$1,691,963	$(12,461)	$-	$7,015	$(360,948)	$(196,672)	$1,128,897

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 20)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$-	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					126,516		126,516
Dividends declared					(64,131)		(64,131)
Restricted shares purchased, net of restricted shares sold		(3,978)		58			(3,920)
Restricted share expense				2,759			2,759
Vesting of restricted shares		1,448		(1,448)			-
Common shares issued on exercise of share based options, net of related costs	265			(142)			123
Common shares acquired by U.S. LTIP			(931)				(931)
Deferred compensation obligation			931				931
Repurchase of common shares and related costs	(39,627)				(41,143)		(80,770)
Foreign currency translation adjustment						(41,773)	(41,773)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at December 31, 2014	$1,734,372	$(9,184)	$-	$4,023	$(377,172)	$(123,246)	$1,228,793

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 9

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. results retain their original values when expressed in the Company’s reporting currency.

3.  Summary of Significant Accounting Policies

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, contingent or otherwise, as at the date of the financial statements and the Company’s reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are applied to the following: the Company’s allowance for doubtful accounts receivable; estimates of future cash flows and earnings, income tax and other estimates used in the annual and, when required, interim tests for goodwill impairment; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; fair value of assets and liabilities acquired in business combinations; fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill and other site remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share price volatility and the estimated length of time employees will hold options before exercise in the determination share based compensation, in addition to estimates of future performance, which are compared to established targets, to determine share based compensation for performance share units; the fair value of financial instruments; contingencies related to litigation, claims and assessments; the likelihood of realizing deferred income tax assets; and deferred income tax assets and liabilities.  Accordingly, future results may differ significantly from these estimates.

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 10

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables include direct finance lease receivables and notes exchanged from the sale of property.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

Notes exchanged from the sale of property are recorded at the present value of the consideration exchanged.  The difference between the present value and the face amount of the note is recognized as a discount or premium, as applicable, and amortized as interest income or expense over the life of the note.  The rate of interest is held constant over the period outstanding.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower.  Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes, which may include some or all of the of following: landfill construction or equipment, vehicles and or containers.  Cash received in advance of permitted expenditures is not available for general Company purpose or use.  Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet and deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangibles include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names.  All intangibles are deemed to have finite lives and are amortized on a straight-line basis as follows:

Customer collection contracts                                                Estimated contract term net of attrition

Customer lists                                                                             2-12 years

Non-competition agreements                                                2-5 years

Transfer station permits                                                            10-25 years

Trade-names                                                                               1-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment.  Impairment may be tested more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or increased competition; the loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, there are no such events or circumstances that would indicate it is more likely than not that the fair value of the reporting unit is less than its carrying value.  The Company has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

Progressive Waste Solutions Ltd. – December 31, 2015 - 11

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test.  The first test requires the Company to compare the estimated fair value of its reporting units to their carrying amounts.  If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any.  The second step of the test requires the Company to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting unit’s excess estimated fair value over amounts assigned to its identifiable assets and liabilities.  The estimated fair value of a reporting unit is the amount that it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  The Company uses a discounted future cash flow approach to determine the estimate of fair value, but considers additional measures as well.  Accordingly, the Company compares the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine an estimate of fair value may prove more accurate.

Prolonged economic weakness, higher levels of competition, loss of business or loss of an operating permit or contract could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company completed its annual impairment test as of April 30, 2015, at which time the Company concluded that the fair value of all its reporting units exceeded their carrying amounts by a substantial margin.

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new or expansion landfill permits.  Landfill development assets are reclassified to landfill assets once the asset is available for use, which is typically when the landfill is permitted to accept waste.  Reclassified amounts are amortized in accordance with the Company’s landfill asset accounting policy.  Management periodically reviews the carrying values of landfill development assets for impairment.  Any resulting write-down to estimated fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities.  Deferred financing costs are amortized on a straight-line basis over the term of the underlying debt instrument, which approximates the effective interest method.  Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements                                                              10-40 years

Vehicles and equipment                                                                        3-21 years

Containers and compactors                                                                  5-10 years

Furniture, fixtures and computer equipment                                   1-10 years

The historical cost of assets include costs to bring it to the condition and location necessary for its intended use, which may include capitalized interest attributable to the construction and development of certain assets.  The Company ceases to capitalize interest once construction and development is complete and the asset is available for use.  The interest rate applied reflects the Company’s weighted average interest cost incurred on long-term debt in the year of capitalization.  Construction and development activities in Canada and the U.S. incur interest at the rate of interest applicable to each country. Capitalized costs, including interest amounts, are amortized over the asset’s intended useful life.

Progressive Waste Solutions Ltd. – December 31, 2015 - 12

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost, landfill construction and development costs, and gas collection systems installed during the operating life of the site.  Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of either new or landfill expansion permits.

Interest is capitalized for certain landfill construction and development projects prior to the asset being available for use.  The interest rate applied reflects the Company’s weighted average interest cost incurred on long-term debt in the year of capitalization.  Construction and development activities in Canada and the U.S. bear interest at the rate applicable to each country.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.  Capitalized landfill closure and post-closure costs are amortized immediately since the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs.  The impact of changes in these estimates is accounted for prospectively.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

●   Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

●   It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

●   The Company has a legal right to use or obtain land associated with the expansion plan;

●   There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

●   Management is committed to pursuing the expansion; and

●   Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in cost accounted investee

Investments by the Company that do not allow it to exercise significant influence over the strategic operating, investing and financing policies of its investee are accounted for using the cost method of accounting.  The cost method of accounting requires the Company to record its initial investment at cost.  Post-acquisition earnings of the investee are recognized by the Company only to the extent they are distributed by the investee in the form of dividends.  Dividends received by the Company in excess of post-acquisition earnings are recorded as a return of the Company’s original investment.  A decline in an investment that is not considered temporary is recorded as a charge in the Company’s statement of operations and comprehensive income or loss in the period of impairment.

Progressive Waste Solutions Ltd. – December 31, 2015 - 13

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

Investments where the Company has joint control or the ability to exercise significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires the Company to record its initial investment at cost.  The carrying value of the Company’s initial investment is adjusted to include its pro rata share of the investees post-acquisition earnings, reflecting adjustments similar to those made in preparing consolidated financial statements, and is included in the Company’s determination of net income or loss.  In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements recorded to a post-acquisition period.  Dividends received or receivable from the Company’s investee will reduce the carrying value of the Company’s investment.

Capital leases

Assets qualifying as capital leases are initially recorded at the present value of the future minimum lease payments, excluding executory costs, and include any profit thereon.  In the event that the present value of the future minimum lease payments exceeds the fair value of the leased asset at inception, the capital asset and lease obligation are recorded at fair value.  Capital leases are amortized over the shorter of their estimated useful lives or the lease term on a straight-line basis.  Capital lease obligations are recorded as long-term debt on the Company’s balance sheet.

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims.  Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported.  The Company engages an independent actuary in its assessment of accrued insurance amounts and also considers its historical claims experience in the determination of these amounts.  Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to selling, general and administrative expenses in the Company’s statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes a variety of estimates to determine its self-insurance accruals.  Changes to certain of these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring a landfill, or portions thereof, after it ceases to accept waste are recognized at their estimated fair value amounts over the landfill’s operating life, representing the period over which the site receives waste.  The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel.  Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site.  Revenues derived from landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to estimate the fair value of landfill closure and post-closure costs.  Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates.  Inflation assumptions are based on management’s evaluation of current and future economic conditions and the expected timing of these expenditures.  An inflation factor of 2.0% (December 31, 2014 – 2.0%) and 2.25% (December 31, 2014 – 2.5%) has been applied to develop the Company’s fair value estimates for its Canadian and U.S. landfill closure and post-closure cost obligations, respectively.  Fair value estimates are discounted applying the credit adjusted risk free rate, which is a rate that is essentially free of default risk, adjusting for the Company’s credit standing.

In determining the credit adjusted risk free rate consideration is given to both current and future economic conditions and the expected timing of expenditures.  Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2014 – 4.6% and 9.5%) and 4.5% and 7.2% (December 31, 2014 – 4.5% and 7.2%) in the U.S.  In isolation a change in the Company’s credit standing only impacts closure and post-closure obligations in subsequent periods.

Progressive Waste Solutions Ltd. – December 31, 2015 - 14

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Reliable estimates of market risk premiums are not available since no market exists to sell the responsibility for landfill closure and post-closure.  Accordingly, the Company has excluded any estimate of market risk premiums in its fair value estimate of landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate.  Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the original period of recognition cannot be identified.

The Company records its obligation for landfill closure and post-closure costs as airspace is consumed.  The total obligation will be fully accrued, net of accretion, at the time a site ceases to accept waste and is closed.

Accretion represents increases of landfill closure and post-closure obligations due to the passage of time and is recorded to operating expense in the statement of operations and comprehensive income or loss.  Accretion expense is also recognized post waste acceptance.

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas collection, flaring systems, and other activities, are charged to operating expenses during the sites operating life.  The same costs incurred subsequent to the landfill’s operating life are estimated and included in landfill post-closure obligations.  Post-closure maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the asset and liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax base of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will not be sustained upon examination based on its technical merits.   The Company recognizes interest and penalties to current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third-parties.  The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable.  The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized when waste is collected from the Company’s collection customers who are typically under contractual service agreement.  Revenue earned from transfer and landfill disposal fees is recognized on the receipt of waste at a Company facility.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power or methane gas.  Revenue earned from the collection of recycled materials is recognized when materials are collected, while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser.  Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to advance billings under long-term collection contracts or when cash is received prior to the service being performed.

Progressive Waste Solutions Ltd. – December 31, 2015 - 15

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the estimated fair value of consideration, together with the estimated fair value of any non-controlling interest to the estimated fair value of identifiable assets acquired and liabilities assumed.  Goodwill represents the excess of consideration, including the amount of non-controlling interest, if any, in the acquired company, over the acquisition date estimated fair value of the net assets acquired, subject to certain exceptions.  If consideration is less than the net assets acquired, a gain is recognized on the acquisition.

The measurement and recognition of acquired net assets may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis.  Adjustments to estimated or preliminary amounts, reflecting new information obtained about facts and circumstances that existed at the date of acquisition, occurring not later than one year from the date of acquisition are recorded in the period determined.

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions.  If an estimate can be made, these provisions are recorded at their estimated fair value on the date of acquisition.  For acquisitions completed after January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions, are recorded when additional information is obtained about conditions existing at the date of acquisition.  Purchase price allocation adjustments are permitted, but are limited to the measurement period, representing the earlier of the date on which all facts and circumstances are known or are determined not to be obtainable, and one year from the acquisition date.  Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments.  Changes in the estimated fair value of contingent consideration classified as equity is not re-measured, but subsequent settlements are recorded to shareholders’ equity.  A change in the estimated fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration attributable to acquisitions completed prior to January 1, 2009 that could be reasonably estimated at the date of acquisition because the outcome was determinable beyond a reasonable doubt, was recognized at its estimated fair value and included in the purchase price allocation.  Consideration contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  For an asset or liability to be recognized at the date of acquisition, it must meet the fundamental definition of an asset or liability.  Contingencies existing before or on the date of acquisition are recognized at their estimated fair values, when they can be reasonably measured.  The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss.  Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt instrument, while equity issue costs are recorded against common shares on the Company’s balance sheet.

For acquisitions achieved in stages, where the Company holds an equity interest prior to obtaining control, the Company re-measures its previously held equity interest in the acquiree at its acquisition date fair value estimate.  Any resulting gain or loss is recognized in the Company’s determination of net income or loss.  The acquisition method of accounting is applied on the date control is obtained.

Advertising costs

Advertising costs of $3,130 (2014 - $2,684) were expensed as incurred and recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments.  Royalty payments, including accrued amounts, are recorded to operating expense on the statement of operations and comprehensive income or loss as incurred.

Progressive Waste Solutions Ltd. – December 31, 2015 - 16

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Costs associated with exit activities

The Company records employee termination costs representing one-time benefits accruing to an employee when management approves and commits to a plan of termination and communicates the termination arrangement to the employee.  Expenses may be recorded in future periods if employees are required to provide future services in order to receive these termination benefits.  Early contract termination costs are recognized when the Company terminates the contract.  Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, and these costs are expensed as incurred.

Impairment and disposal of long-lived assets and assets held for sale

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its estimated fair value.  Management assesses its long-lived assets periodically or more frequently if impairment indicators exist.  Any resulting impairment loss is recorded in the period in which the impairment occurs.

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal occurs.

Net assets are classified as held for sale when their carrying amount is expected to be recovered through sale rather than continued use.   Held for sale assets requires a commitment from certain management to sell, including a determination that the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and the sale must be highly probable.

Assets held for sale are no longer amortized and instead are recognized at the lower of their carrying amount and estimated fair value less costs to sell.

Share based compensation

Share based options

The Company recognizes equity-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award.  Compensation expense is recognized for all share based options with a market condition, regardless of when, if ever, the market condition is satisfied.

The fair value on the grant date is estimated using the Monte Carlo simulation option pricing model based on certain valuation assumptions.  These assumptions include expected volatility of the Company’s share price and the risk free rate of interest.  Changes in these variables can materially affect the estimated grant date fair value of these awards and consequently amounts recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

The Company has issued certain share based options with stock appreciation rights.  Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the closing trading price of a share on the business day immediately preceding the date of surrender, over the option’s exercise price.  These share based options are presented as liabilities on the Company’s balance sheet.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at their estimated fair value at each balance sheet date until the date of settlement.  The Company considers forfeitures in the determination of its fair value estimate.  Estimated changes to forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.   Changes in the estimated fair value of share based options are also recorded to selling, general and administration expense. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for the entire award.

The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of these awards, which requires using several input variables.  These variables include the estimated length of time employees retain their options before exercising them and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the amount recognized to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd. – December 31, 2015 - 17

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Stock options assumed on the acquisition of Waste Services, Inc. (“WSI”) were fully vested and measured at fair value on the date of closing.

Restricted shares

Compensation expense for restricted share awards is recognized over the period employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting.  The Company purchases its own shares on the open market and transfers them to a trust account where the share is held for the benefit of the restricted share award recipient.  Restricted shares are initially recorded to shareholders’ equity at their grant date fair value.  The related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Performance Share Units (“PSUs”)

PSUs have been issued to certain employees of the Company.  PSU awards are subject to meeting a three year service period, subject to certain conditions, and certain one and three year performance measures for operating cash flow and return on invested capital, respectively.  The fair value of each PSU is based on the expected level of achievement relative to each performance measure and the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”).  The Company’s Compensation Committee may, in its sole discretion, adjust either the Company’s financial results or targets when assessing the final award.  Compensation expense is recognized over the service period based on the estimated fair value of the award at each balance sheet date until the date of vesting.

The Company uses the Black-Scholes-Merton pricing model to estimate the fair value of its PSUs which requires using several input variables.   Changes in certain variables can have a significant impact on the estimated fair value of the PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss.  Compensation expense or recovery is based on the change or a portion of the change in the estimated fair value of the PSU at each reporting period multiplied by the percentage of the service period satisfied at the reporting date.  The Company assesses the likelihood of achieving each performance measure and recognizes compensation expense to the extent it believes the performance measures will be achieved.  If the Company concludes that it is unlikely that its performance measures will be met, the Company will recover any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable.  In estimating the fair value of the liability, the Company also considers current and historical forfeitures.  PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet.  Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares.  Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust.  A rabbi trust, as a grantor trust, requires that the assets held in trust be available to satisfy the claims of general creditors in the event of bankruptcy.  The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations.  As U.S. LTIP participants draw shares from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount.  The rabbi trust holds no other investments.

Financial instruments

Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value hierarchy has been established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The following three levels of inputs are used to measure fair value:

•         Level 1 – quoted prices in active markets for identical assets or liabilities

•         Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or model derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•         Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Progressive Waste Solutions Ltd. – December 31, 2015 - 18

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Derivatives

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at their estimated fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at their estimated fair values are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship.  Financial instruments are presented as other assets or other liabilities on the Company’s balance sheet.  Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

●     their value changes in response to a change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the "underlying"), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

●     they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

●     they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements or old corrugated cardboard hedges.

Embedded derivatives are components of a hybrid (combined) instrument that also include a non-derivative host contract.  The result is that some of the cash flows of the combined instrument vary in similarity to a stand-alone derivative.  An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract.  An embedded derivative is separated from its host contract when all of the following conditions are met:

●     the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

●     the separated instrument would meet the definition of a derivative; and

●     the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income or loss.

Gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

The Company identified an embedded derivative in a wood waste supply agreement.  This agreement was subsequently amended and the embedded derivative identified in the original agreement no longer exists.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.  Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods.  In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

Progressive Waste Solutions Ltd. – December 31, 2015 - 19

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied at inception of the hedging relationship when the Company has satisfied the following conditions:

●     the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

●     the Company has designated that hedge accounting will be applied to the hedging relationship; and

●     the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy.  Hedge effectiveness is assessed as how fair value or cash flows of a hedged item relate to the risk being hedged that arise during the term of a hedging relationship.  Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has been maintained, and is expected to be effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment.  The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability of cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss resulting from the effective portion of the hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized as a net gain or loss on financial instruments in the Company’s statement of operations and comprehensive income or loss.

The Company would discontinue hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective.  When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss.  If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded to the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.  Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company has concluded that its U.S. segments are self-sustaining foreign operations and therefore translates these segments applying the current rate method.  Application of this method translates assets and liabilities to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates in effect during the year or period.  The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss upon complete or substantially complete liquidation of the Company’s investment in its foreign operations.  Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

Progressive Waste Solutions Ltd. – December 31, 2015 - 20

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has elected to report its financial results in U.S. dollars.  Accordingly, the Company’s balance sheet is translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The statement of operations and comprehensive income or loss and statement of cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.

4.  Changes in Accounting Policies

Revenue – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.  In August 2015, FASB issued an Accounting Standards Update (“ASU”) deferring the effective date of this standard for one year.  The ASU also permits early adoption of the new standard, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.

Progressive Waste Solutions Ltd. – December 31, 2015 - 21

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

An entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

The Company continues to assess the impact this guidance will have on its financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance requiring management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern.  In connection with the preparation of financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should assess if its intended plans to mitigate those relevant conditions or events would alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If substantial doubt is alleviated as a result of this assessment, the entity is also required to disclose the relevant plan that it expects will alleviate the substantial doubt. However, if substantial doubt is not alleviated the entity is required to disclose its plans that are intended to mitigate the conditions or events that raise substantial doubt about its ability to continue as a going concern.

These amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  The Company does not anticipate these new amendments will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 22

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary items as part of its initiative to reduce complexity in accounting standards.  Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary.  This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively.  A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements.  Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  The Company does not anticipate that this guidance will have a significant impact on its financial statements.

Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015, applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.

In August 2015, an ASU further clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements which were not addressed in the original ASU issued in April.  This ASU permits an entity to defer and present debt issuance costs as an asset, net of amortization recorded ratably over the term, for line-of-credit arrangements, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Deferred financing costs recorded as an asset on the balance sheet are subject to these amendments effective January 1, 2016.  Accordingly, deferred financing costs attributable to long-term debt arrangements, other than line-of-credit arrangements, will be presented as a reduction to long-term debt.

Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement

In May 2015, FASB provided additional guidance regarding the accounting for fees paid by a customer in a cloud computing arrangement, which amongst other things included guidance on cloud computing arrangements that include a software license.  If a cloud computing arrangement includes a software license the customer should account for the software license component of the arrangement like any other software licenses.  If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.  These amendments are effective for all reporting periods beginning after December 15, 2015 and can be applied on either a prospective basis for all arrangements entered into or materially modified after the effective date or retrospectively.  Early adoption is permitted.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

Business Combinations:  Simplifying the Accounting for Measurement-Period Adjustments

In September 2015, FASB issued an amendment permitting entities to record business combination adjustments to provisional amounts, identified during the measurement period, in the reporting period in which the adjustment amounts are determined, including changes in depreciation, amortization, or other income effects.  This amendment replaces the previous guidance to retroactively account for these adjustments.  The amendment is effective for all reporting periods beginning after December 15, 2015 applied on a prospective basis to provisional amounts that occur after the effective date.  Early adoption is permitted for financial statements that have not been issued.  The Company elected to early adopt the new amendment which did not have a significant impact on its financial statements

Progressive Waste Solutions Ltd. – December 31, 2015 - 23

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income Taxes: Balance Sheet Classification of Deferred Taxes

In November 2015, FASB issued an amendment that requires deferred tax assets and liabilities be presented as non-current in a classified balance sheet.  The amendment is effective for all reporting periods beginning after December 15, 2016.  Earlier application is permitted at the beginning of an interim or annual reporting period.  The amendment may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented.  The Company has elected to early adopt the new amendment on a retrospective basis and the impact on its financial statements was not significant.

Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, FASB issued an amendment to provide users of financial statements with more useful information with respect to financial instruments.  The primary provisions include:

a.        measuring equity investments at their estimated fair value with changes recorded to net income, excluding investments accounted for under the equity method of accounting or those that result in consolidation of the investee.  Notwithstanding, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer

b.       simplifying the impairment assessment of equity investments that don’t have readily determinable fair values by requiring a qualitative assessment to identify impairment.  When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at its estimated fair value

c.        eliminating the requirement to disclose the estimated fair value of financial instruments measured at amortized cost for entities that are not public

d.       eliminating the requirement for public entities to disclose the method(s) and significant assumptions applied to estimate fair value for financial instruments measured at amortized cost

e.       requiring public entities to use the exit price notion when measuring the estimated fair value of financial instruments for disclosure purposes

f.         requiring entities to present separately in other comprehensive income the portion of the total change in the estimated fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments

g.       requiring entities to separately present financial assets and financial liabilities by measurement category and form of financial asset, representing securities or loans and receivables, on the balance sheet or in the accompanying notes to the financial statements

h.       clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

For public entities, these amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted, except for item f. which must be adopted at the beginning of the fiscal year in the year of adoption.

An entity should apply these amendments through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year in the year of adoption.  Amendments related to equity securities without readily determinable fair values, including the related disclosure requirements, should be applied prospectively to equity investments that exist as of the date of adoption.

The Company does not anticipate this guidance will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd. – December 31, 2015 - 24

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.  Acquisitions

The following table outlines the number of acquisitions completed by the Company, by segment, for the years ended December 31, 2015 and 2014.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or certain assets of the company, including various current assets and liabilities.

					December 31
			2015			2014
Segment	Assets	Shares	Total	Assets	Shares	Total

North	-	-	-	-	1	1
West	3	-	3	3	1	4
East	1	1	2	-	-	-
Total acquisitions	4	1	5	3	2	5

Each of the acquisitions constitutes a business.  The Company considers each of these acquisitions a “tuck-in” with the exception of its 2015 share acquisition in its East segment.  Tuck-in acquisitions represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from a tuck-in acquisition is largely attributable to assembled workforces and expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  The 2015 share acquisition represents a new market entry in South Carolina and represents the purchase of an integrated waste management company comprising both collection and disposal assets.  Goodwill arising from this acquisition is largely attributable to the strategic opportunities this platform acquisition affords the Company in this new market entry.  Acquiring an integrated set of assembled and strategic assets from which the Company can grow both organically and through continued strategic acquisition is the primary reason for the resulting goodwill.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements since their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the satisfaction of various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd. – December 31, 2015 - 25

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, including the preliminary allocation to the fair value of net assets acquired and excluding the acquisition of the remaining interest in the Company’s equity accounted investee, is as follows:

	December 31
	2015	2014

Consideration
Cash, including holdbacks and unpaid consideration (as applicable)	$115,187	$98,638

Allocation of net assets acquired
Accounts receivable	$5,713	$6,493
Intangibles (Note 10)	$40,819	$13,803
Goodwill (Note 11)	$25,952	$68,244
Capital assets	$22,872	$19,786
Landfill assets	$21,549	$-
Accounts payable	$(1,139)	$(9,688)
Landfill closure and post-closure costs	$(579)	$-

Consideration by segment
West	$4,877	$98,638
East	110,310	-
Total consideration	$115,187	$98,638

Goodwill recorded by segment
West	$1,438	$68,244
East	24,514	-
Total goodwill	$25,952	$68,244

Goodwill expected to be deductible for tax purposes	$25,952	$68,244

	December 31
	2015	2014

Aggregate cash consideration (excluding holdbacks and cash
payments due to sellers for achieving various
business performance targets)	$109,013	$69,016

Contingent consideration (paid in respect of acquisitions completed
prior to January 1, 2009)	$531	$526

Transaction costs (included in selling, general and
administration expense)	$1,100	$564

On January 2, 2015, the Company paid $29,457 for a business it acquired control of on December 31, 2014.  At December 31, 2014, this amount was recorded to accrued charges on the Company’s balance sheet.

The Company typically holds back a portion of the amount due to the seller subject to the satisfaction of various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation as the full amount of the additional consideration expected to be paid discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $6,174 as at December 31, 2015 (December 31, 2014 - $165).

Progressive Waste Solutions Ltd. – December 31, 2015 - 26

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 15).  Upon obtaining control, the Company re-measured its previously held fifty percent ownership interest at its estimated fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss.  Goodwill arising from this acquisition was largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from the date of closing.  Financial results before January 31, 2014 were recorded to net loss from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the Company’s previously held equity method investment, the re-measurement gain recorded, and the allocation to the fair value of net assets acquired, were as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Allocation of net assets acquired
Accounts receivable	$533
Intangibles (Note 10)	$4,424
Goodwill (Note 11)	$11,594
Capital assets	$4,402
Accrued charges	$(439)
Shareholder loans	$(1,921)
Deferred income taxes	$(922)

Goodwill recorded by segment
North	$11,594
Total goodwill	$11,594

Goodwill expected to be deductible for tax purposes	$-

6.  Net Assets Held for Sale

In September 2014, the Company embarked on an evaluation of its strategic options for its Long Island, New York operations included in its East segment.  As a result of this evaluation, the Company concluded that it could generate a higher return from monetizing the net assets of this operation than continuing to operate them.  The Company subsequently issued a confidential information memorandum to a targeted audience of prospective buyers for its commercial, industrial and residential collection business and its transfer station and material recovery facilities.  The Company accepted an offer and completed the sale on February 28, 2015 for net proceeds of $76,190.  The carrying value of the net assets at February 28, 2015 was $68,171 resulting in a gain of $8,019. This gain was recorded to net gain or loss on sale of capital and landfill assets in the statement of operations and comprehensive income or loss for the year ended December 31, 2015.

Progressive Waste Solutions Ltd. – December 31, 2015 - 27

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net assets held for sale, recorded at their carrying amounts at December 31, 2014, were as follows:

December 31, 2014

Accounts receivable	$7,287
Prepaid expenses	1,425
Intangibles	10,263
Goodwill	15,949
Capital assets	33,797
Accounts payable	(4,114)
Accrued charges	(2,373)
Deferred income taxes	(1,218)
Total net assets held for sale	$61,016

7.  Accounts Receivable - Allowance for Doubtful Accounts

The following table illustrates the change in the Company’s allowance for doubtful accounts for the years ended December 31, 2015 and 2014.

	December 31
	2015	2014

Balance, beginning of the year	$6,362	$6,857
Additions, during the year	6,886	4,283
Written-off, uncollectible, during the year	(8,339)	(5,965)
Recoveries, during the year	2,250	1,355
Foreign currency translation adjustment, for the year	(282)	(168)
Balance, end of year	$6,877	$6,362

8.  Other Receivables

		December 31
	2015	2014

Note receivable from sale of property
Non-interest bearing note due April 2, 2024	$2,890	$8,620
Less: unamortized discount applying imputed interest rate of 5.3%	1,024	3,342
Note receivable from sale of property net of unamortized discount	1,866	5,278

Other
Direct finance lease receivables	595	229
	2,461	5,507
Less current portion of other receivables	118	47
	$2,343	$5,460

9.  Restricted Cash

Restricted cash represents cash received from IRB drawings in advance of incurring expenditures for which the IRBs are made available.  At December 31, 2015, $542 (2014 - $521) of cash is restricted to fund a portion of landfill construction activities and equipment and container expenditures in the Company’s East operations.

Progressive Waste Solutions Ltd. – December 31, 2015 - 28

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.  Intangibles

				December 31, 2015
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$193,983	$157,810	$36,173	$-	-
Customer lists	236,163	120,195	115,968	56,257	8.00
Non-competition agreements	15,559	8,318	7,241	5,445	4.40
Transfer station permits	21,661	7,322	14,339	288	6.50
Trade-names	12,069	8,817	3,252	910	5.00
	$479,435	$302,462	$176,973	$62,900

				December 31, 2014
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$223,510	$168,041	$55,469	$4,300	5.00
Customer lists	182,233	97,564	84,669	13,225	6.57
Non-competition agreements	11,249	6,958	4,291	578	5.00
Transfer station permits	25,119	7,527	17,592	-	-
Trade-names	12,060	8,152	3,908	124	1.00
	$454,171	$288,242	$165,929	$18,227

Adjustments to the fair value of certain assets occurring in the measurement period and acquired in the prior year, resulted in a $22,081 increase to customer lists for the year ended December 31, 2015 (2014 - $nil).

In the prior year, certain customer lists recorded in the Company’s East segment were determined to be impaired as a result of current and projected operating losses.  Accordingly, a $3,463 impairment loss was recorded to amortization expense in the statement of operations and comprehensive income or loss for the year ended December 31, 2014.

Intangible assets are expected to amortize in the next five years and thereafter as follows:

2016	$41,258
2017	36,954
2018	24,003
2019	18,541
2020	13,695
Thereafter	42,522
$176,973

Progressive Waste Solutions Ltd. – December 31, 2015 - 29

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Goodwill

The following tables outline the change in goodwill by segment for the years ended December 31, 2015 and 2014.

			December 31, 2015
	North	West	East	Total

Goodwill, stated at cost(1)	$362,599	$341,123	$594,129	$1,297,851
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	362,599	341,123	233,572	937,294
Goodwill recognized on acquisitions, during the year	-	1,438	24,514	25,952
Goodwill adjustments in respect of prior year acquisitions, during the year(1)	-	(8,686)	(8,967)	(17,653)
Foreign currency exchange adjustment, for the year	(58,682)	-	-	(58,682)

Goodwill, stated at cost	303,917	333,875	609,676	1,247,468
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of year	$303,917	$333,875	$249,119	$886,911

			December 31, 2014
	North	West	East	Total

Goodwill, stated at cost(1)	$383,473	$309,770	$572,661	$1,265,904
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	383,473	309,770	212,104	905,347
Goodwill recognized on acquisitions, during the year(1)	11,594	31,040	37,204	79,838
Goodwill adjustments in respect of prior year acquisitions, during the year(1)	-	313	213	526
Goodwill transferred to net assets held for sale, during the year	-	-	(15,949)	(15,949)
Foreign currency exchange adjustment, for the year	(32,468)	-	-	(32,468)

Goodwill, stated at cost	362,599	341,123	594,129	1,297,851
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of year	$362,599	$341,123	$233,572	$937,294

Note:

(1)  Goodwill amounts have been reassigned between the East and West segments on a relative fair value basis reflecting changes to the Company’s segments as a result of its regional management reorganization announced April 30, 2015.

For the year ended December 31, 2015, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $3,500 (2014 - $nil).  In 2015, adjustments to preliminary purchase price allocations resulted in a $21,660 (2014 - $nil) decrease to goodwill.

The Company has not disposed of any goodwill in the years ended December 31, 2015 and 2014, with the exception of goodwill attributable to its Long Island, New York operations (Note 6).

The Company did not recognize a goodwill impairment charge for the years ended December 31, 2015 and 2014.

In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, the Company was required to re-perform step one of the goodwill impairment test to determine if the carrying amount of the previously reported U.S. northeast reporting unit was in excess of its fair value.  The results of the step one test for impairment indicated that this reporting unit may be impaired.  Accordingly, the Company performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Progressive Waste Solutions Ltd. – December 31, 2015 - 30

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for the previously reported U.S. northeast reporting unit was determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

The Company applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

The results of the step two test of impairment supported the carrying amount of goodwill.

12.  Deferred Financing Costs

		December 31, 2015
	Cost	Accumulated amortization	Net book value

Deferred financing costs	$23,454	$8,437	$15,017

		December 31, 2014
	Cost	Accumulated amortization	Net book value

Deferred financing costs	$21,745	$7,328	$14,417

Amortization of deferred financing costs amounted to $3,101 (2014 - $3,418) for the year ended December 31, 2015 and is recorded to interest on long-term debt.  For the year ended December 31, 2015, $1,477 of deferred financing costs (2014 - $nil) were written-off in connection with the Company’s refinancing of its senior secured term B facility (the “Term B facility”) (Note 18).

Deferred financing costs are expected to amortize in each of the next five years and thereafter as follows:

2016	$3,040
2017	3,040
2018	3,040
2019	3,040
2020	1,582
Thereafter	1,275
$15,017

Progressive Waste Solutions Ltd. – December 31, 2015 - 31

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Capital Assets

		December 31, 2015
	Cost	Accumulated amortization	Net book value

Land and improvements	$122,291	$-	$122,291
Buildings and improvements	255,967	71,455	184,512
Vehicles and equipment	921,931	459,607	462,324
Containers and compactors	366,000	212,581	153,419
Furniture, fixtures and computer equipment	30,793	24,228	6,565
	$1,696,982	$767,871	$929,111

		December 31, 2014
	Cost	Accumulated amortization	Net book value

Land and improvements	$133,716	$-	$133,716
Buildings and improvements	275,452	72,795	202,657
Vehicles and equipment	842,994	412,138	430,856
Containers and compactors	364,978	209,764	155,214
Furniture, fixtures and computer equipment	32,486	26,379	6,107
	$1,649,626	$721,076	$928,550

Capitalized interest for the year ended December 31, 2015 amounted to $103 (2014 - $682).

At December 31, 2015, assets recorded under capital lease total $542 and $3,887 (2014 - $646 and $4,528) and are recorded to land and improvements and buildings and improvements, respectively.

Impairment

In the prior year, certain processing equipment previously employed at a construction and demolition processing facility in the Company’s North segment was identified as having no future use.  A combination of factors led to this conclusion, including the available market for the end product generated by the processing equipment, coupled with the Company’s inability to successfully operate the equipment at an acceptable rate of return, which was partially attributable to the supply of wood waste materials in the market of operation.  The Company estimated the fair value of the processing equipment at its estimated proceeds from sale less cost to sell.  The resulting impairment loss was $4,066 which was recorded to amortization expense on the statement of operations and comprehensive income or loss for the year ended December 31, 2014.  To estimate the equipment’s fair value, the Company solicited quotes and information from third parties who are in the business of removing and disposing of machinery of this kind.

14.  Landfill Assets

		December 31, 2015
	Cost	Accumulated amortization	Net book value

Landfill assets	$1,676,413	$743,818	$932,595

		December 31, 2014
	Cost	Accumulated amortization	Net book value

Landfill assets	$1,649,850	$713,755	$936,095

Capitalized interest for the year ended December 31, 2015 amounted to $2,073 (2014 - $2,078).

Progressive Waste Solutions Ltd. – December 31, 2015 - 32

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for applying the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals.  The remaining ownership was owned by two trusts.  The Company exercised joint control over its investment through its fifty percent ownership interest and its ability to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors.  The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board.  Certain matters were beyond the control of the investee’s board and resided with its shareholders.  These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions accelerated the purchase or extended the commitment beyond February 28, 2015.  On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee.  See Note 5.

At December 31, 2015, the Company’s sole investment is the cost method investment.

16.  Other Assets and Other Liabilities

	December 31
	2015	2014

Other assets
Fair value of interest rate swaps	759	5,315
	759	5,315
Less current portion of other assets	-	-
	$759	$5,315

Other liabilities
Fair value of interest rate swaps	$21,664	$23,215
Fair value of commodity swaps	3,942	3,384
Fair value of foreign currency exchange agreements	27	-
Deferred lease liabilities	708	941
Unfavourable lease arrangements	-	310
Contingent acquisition payables	2,696	-
Share based compensation (Note 22)	8,759	5,350
Other	72	476
	37,868	33,676
Less current portion of other liabilities	17,394	16,558
	$20,474	$17,118

Progressive Waste Solutions Ltd. – December 31, 2015 - 33

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

17.  Accrued Charges

Accrued charges comprise the following:

	December 31, 2015	December 31, 2014(1)

Insurance	$45,784	$38,295
Payroll and related costs	33,374	36,173
Franchise and royalty fees	3,947	9,475
Interest	853	1,676
Provincial, federal and state sales taxes	6,102	6,773
Acquisition holdbacks, acquisition related costs and amounts owing to seller	7,748	38,639
Environmental surcharges	5,242	6,062
Property taxes	73	399
Disposal	8,085	12,592
Share based options (Note 22)	5,986	6,830
Other	22,794	17,417
	$139,988	$174,331

(1)Prior year amounts have been restated to conform to the current year's presentation.

18.  Long-Term Debt

		December 31
	2015	2014

Senior secured term B facility, net of debt discount $nil (2014 - $1,480)	$-	$488,520
Senior secured term A facility	500,000	-
Senior secured revolving credit	980,782	998,913
IRBs	64,000	64,000
Other	5,938	6,612
	1,550,720	1,558,045
Less current portion of long-term debt	494	5,428
	$1,550,226	$1,552,617

Consolidated credit agreement

Effective October 24, 2012, the Company entered into a Credit Agreement (the “consolidated facility”).  The consolidated facility was originally amended and restated on November 26, 2013 and was further amended and restated on June 30, 2015.  The November 26, 2013 amendment resulted in lower applicable margins on both the term B facility and consolidated revolver drawings and extended the maturity of the consolidated revolver to October 24, 2018.  The June 30, 2015 amendment resulted in the replacement of the term B facility with a senior secured term A facility (the “term A facility”), coupled with a further decline in applicable margins, excluding margins on letters of credit, the removal of the LIBOR floor on term loan borrowings and an extension of the consolidated facility’s maturity to June 30, 2020.  The consolidated facility is guaranteed by all subsidiaries of the Company, excluding certain subsidiaries as permitted by the consolidated facility.

The consolidated facility is now comprised of a $500,000 term A facility and a $1,850,000 senior secured revolving facility (the “consolidated revolver”) maturing June 30, 2020.  The consolidated facility has a $1,000,000 accordion feature, which is available subject to certain conditions.  Proceeds from the original consolidated facility were used to refinance previously existing indebtedness, while proceeds from the current consolidated facility were used to refinance the term B facility.  Drawings on the current consolidated facility may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and general corporate purposes.  Amounts drawn under the consolidated revolver, plus accrued interest, are repayable in full at maturity.  Amounts outstanding under the term A facility, plus accrued interest, are also repayable in full at maturity.  The term A facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets and the issuance of additional indebtedness that does not constitute permitted indebtedness, each of which are subject to various conditions.

Progressive Waste Solutions Ltd. – December 31, 2015 - 34

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  Certain subsidiaries, real estate and certain other equipment are excluded from the first priority perfected security requirement unless requested by the lenders.

The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from two of Standard & Poor’s, Moody’s or Fitch of at least BBB- or equivalent (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided that any incremental term A facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 so long as the unsecured indebtedness remains outstanding or if the Company elects to increase the ratio to four and one half times for four consecutive quarters upon the completion of any acquisition or series of acquisitions for consideration in excess of $250,000.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.

Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Applicable margins are dependent on the Company’s leverage ratio.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Pricing on the consolidated facility is as follows:

	Term A facility - Euro based loans	Term A facility - U.S. based loans	Consolidated revolver - Euro based loans	Consolidated revolver - Bankers' Acceptances ("BA")/BA equivalents	Consolidated revolver - U.S. based/ Canadian prime rate loans	Letters of credit	Commitment fee

Interest rate basis	LIBOR	U.S. base prime	LIBOR	BA or BA equivalents plus 10 basis points	U.S. base or Canadian prime rate
Applicable margin - minimum	1.00%	0.00%	1.00%	1.00%	0.00%
Applicable margin - maximum	1.75%	0.75%	1.75%	1.75%	0.75%
Fee rate - minimum						1.00%	0.20%
Fee rate - maximum						1.75%	0.35%
Frequency of payments	In arrears, for applicable term	Quarterly, in arrears	In arrears, for applicable term	In advance, for applicable term	Quarterly, in arrears	Quarterly, in arrears	Quarterly, in arrears

Progressive Waste Solutions Ltd. – December 31, 2015 - 35

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Details of outstanding debt - credit facilities
	December 31
	2015	2014

Term B facility
Amount drawn	$-	$490,000
Interest rate applicable	0.00%	3.00%

Term A facility
Amount drawn	$500,000	$-
Interest rate applicable	2.11%	0.00%

Consolidated revolver
Amount drawn	$980,782	$998,913
Letters of credit	$177,141	$200,212
Available	$692,077	$650,875
Amount drawn - Euro based loan	$587,500	$575,000
Interest rate applicable - Euro based loan	2.08%	1.99%
Amount drawn - BAs	$376,057	$415,913
Interest rate applicable - BAs	2.44%	3.11%
Amount drawn - U.S. based loan	$10,000	$8,000
Interest rate applicable - U.S. based loan	3.75%	4.00%
Amount drawn - Canadian prime rate loan	$7,225	$-
Interest rate applicable - Canadian prime rate loan	3.20%	3.75%
Commitment - rate applicable	0.300%	0.375%

IRBs

The Company entered into the following IRB facilities which are available to fund a portion of landfill construction activities and equipment, vehicle and container expenditures at its Seneca Meadows landfill and in its Pennsylvania and Texas operations: Pennsylvania Economic Development Corporation IRB (“PA IRB Facility”), Mission Economic Development Corporation IRB (“TX IRB Facility”) and 2009 Seneca County Industrial Development Agency IRB (“2009 Seneca IRB Facility”).

IRB Facility	Date entered	Term, expressed in years	Maturity	Availability	Interest rate basis	Frequency of interest payments	Date interest payments commenced	Security

PA IRB Facility	Nov. 16, 2006	22	Nov. 1, 2028	$35,000	LIBOR less an applicable discount	Monthly, in arrears	Dec. 1, 2006	Letter of credit equal to amount drawn
TX IRB Facility	Mar. 1, 2007	15	Apr. 1, 2022	$24,000	LIBOR less an applicable discount	Monthly, in arrears	May. 1, 2007	Letter of credit equal to amount drawn
2009 Seneca IRB Facility	Dec. 1, 2009	30	Dec. 31, 2039	$5,000	Securities Industry and Financial Markets Association Municipal Swap Index	Monthly, in arrears	Feb. 1, 2010	Letter of credit equal to amount drawn

Progressive Waste Solutions Ltd. – December 31, 2015 - 36

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

		December 31
	2015	2014

PA IRB Facility
Amount drawn	$35,000	$35,000
Current daily interest rate	0.07%	0.10%

TX IRB Facility
Amount drawn	$24,000	$24,000
Current daily interest rate	0.06%	0.08%

2009 Seneca IRB Facility
Amount drawn	$5,000	$5,000
Amount restricted	$542	$521
Current daily interest rate	0.08%	0.10%

Loss on extinguishment of debt – Term B Facility

		December 31
	2015	2014

Write-off of debt discount	$1,246	$-
Write-off of deferred financing costs	$1,477	$-
Loss on extinguishment of debt	$2,723	$-

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse.  The note had an original issue date of June 29, 2007 and was originally issued for $10,500.  The note was non-interest bearing and required payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.  The note was secured by the WCA assets acquired.  At December 31, 2014, the note had been repaid in full.

At December 31, 2015, the Company has capital lease obligations of $5,938 (2014 - $6,612) with maturities and interest rates ranging from 2020 to 2025 and 5.00% to 24.80%, respectively.  Future minimum lease payments required under capital lease obligations in each of the next five years ending December 31 and thereafter are as follows:

2016	$1,150
2017	1,192
2018	1,235
2019	1,280
2020	1,269
Thereafter	2,790
8,916
Less amount representing interest	2,978
Present value of minimum capital lease obligations	$5,938

Consolidated long-term debt

The Company is subject to various covenants and restrictions contained in its long-term debt financing agreements.  At December 31, 2015 and 2014 the Company is in compliance with all covenants and restrictions included in these agreements.

Interest on long-term debt amounted to $57,216 (2014 - $61,917) and includes the amortization of deferred financing and debt discount costs but excludes capitalized interest.

Progressive Waste Solutions Ltd. – December 31, 2015 - 37

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Principal repayments, excluding capital lease obligations, required in each of the next five years ending December 31, and thereafter, are as follows:

2016	$-
2017	-
2018	-
2019	-
2020	1,480,782
Thereafter	64,000
$1,544,782

19.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

December 31, 2015
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,145
Undiscounted closure and post-closure costs	$726,439
Credit adjusted risk-free rates - North segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - East and West segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2016	$10,717
2017	10,784
2018	11,327
2019	16,242
2020	10,030
Thereafter	667,339
$726,439

	December 31
	2015	2014

Landfill closure and post-closure costs, beginning of the year	$130,145	$124,454
Provision for landfill closure and post-closure costs, during the year	10,889	9,974
Accretion of landfill closure and post-closure costs, during the year	6,349	6,132
Landfill closure and post-closure expenditures, during the year	(6,809)	(4,696)
Landfill closure and post-closure costs and remediation liabilities acquired, during the year	579	-
Disposal of landfill closure and post-closure costs, during the year	-	(960)
Revisions to estimated cash flows, during the year	(9,206)	(1,472)
Foreign currency translation adjustment, for the year	(6,035)	(3,287)
	125,912	130,145
Less current portion of landfill closure and post-closure costs	10,717	9,519
Landfill closure and post-closure costs, end of year	$115,195	$120,626

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly.  At December 31, 2015, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $10,145 (2014 - $11,365).  At December 31, 2015, $9,897 (2014 - $11,058) was deposited into the social utility trust with the balance, $248 (2014 - $307) remaining unfunded and included in accounts payable.

Progressive Waste Solutions Ltd. – December 31, 2015 - 38

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.  Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Effective August 28, 2015, the Company received approval for a normal course issuer bid to purchase up to 10,000 of the Company’s common shares for a one year period expiring on August 27, 2016.  Daily purchases are limited to a maximum of 59.725 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased are expected to be cancelled.

For the year ended December 31, 2015, 3,208 common shares (2014 - 2,681) were purchased and cancelled at a total cost of $93,310 (2014 - $80,770).  As of February 23, 2016, no additional common shares were purchased and settled.

For the year ended December 31, 2015, 5 stock options (2014 – 12) were exercised for total consideration, net of related costs, of ($51) (2014 - $123).

At December 31, 2015, 447 (2014 – 457) common shares were held in a rabbi trust for U.S. LTIP participants.

Special Shares

The Company is authorized to issue an unlimited number of special shares.  Special shareholders are entitled to one vote in matters of the Company for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up.  At December 31, 2015 and 2014, no special shares are issued.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.  At December 31, 2015 and 2014, no preferred shares are issued.  Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common and restricted shares for the year ended December 31, 2015 are as follows:

		December 31
	2015	2014

Common shares
Common shares issued and outstanding, beginning of the year	112,107	114,853
Common shares issued on exercise of share based options, during the year	5	12
Repurchase of common shares, during the year	(3,208)	(2,681)
Restricted shares purchased, during the year	(155)	(168)
Restricted shares forfeited, during the year	-	13
Restricted shares vested, during the year	58	78
Common shares issued and outstanding, end of year	108,807	112,107

Restricted shares
Restricted shares issued and outstanding, beginning of year	399	322
Restricted shares purchased, during the year	155	168
Restricted shares forfeited, during the year	-	(13)
Restricted shares vested, during the year	(58)	(78)
Restricted shares issued and outstanding, end of year	496	399

Progressive Waste Solutions Ltd. – December 31, 2015 - 39

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehen- sive loss
December 31, 2015
Balance, beginning of year	$(123,246)	$-	$(123,246)
Other comprehensive loss, during the year	(73,426)	-	(73,426)
Balance, end of year	$(196,672)	$-	$(196,672)

December 31, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the year	(41,773)	-	(41,773)
Amounts reclassified from accumulated other comprehensive loss, during the year	-	418	418
Balance, end of year	$(123,246)	$-	$(123,246)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at December 31, 2015 and 2014 for the purpose of computing basic and diluted net income per share.

	December 31
	2015	2014

Net income	$123,876	$126,516

Weighted average number of shares, basic	110,480	114,822
Dilutive effect of share based options	-	-
Weighted average number of shares, diluted	110,480	114,822

Net income per weighted average share, basic and diluted	$1.12	$1.10
Issued and outstanding share based options	1,682	1,111

Share based options are anti-dilutive to the calculation of net income per share and have therefore been excluded from the calculation.

Progressive Waste Solutions Ltd. – December 31, 2015 - 40

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

21.  Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

		December 31
	2015	2014

Accounts receivable	$14,278	$13,086
Prepaid expenses	4,425	(2,128)
Accounts payable	11,033	(41,846)
Accrued charges	(11,060)	7,718
Income taxes recoverable and payable	(1,112)	4,770
Deferred revenues	17	(857)
Effect of foreign currency translation adjustments and other non-cash changes	4,918	(1,420)
	$22,499	$(20,677)

22.  Share Based Compensation

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate.  Options, in the absence of any other determination, vest and become exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary date of the grant.  The Company reserved 6,261 shares under the option plan.  The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate.  On termination of employment without cause, death or disability, the options vest and become immediately exercisable and are not transferable or assignable.

The Company periodically grants restricted shares.  Restricted shares represent an incentive award for certain management (“employees” or “management”) of the Company to align the interests of management with the interests of the Company’s shareholders.  Restricted shares vest when the employee has satisfied the requisite service period.  Management forfeits their right to restricted shares upon termination for cause or resignation without good reason.  Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death and disability.  Dividends received by the trustee, on restricted shares held for the benefit of management, are paid to the employee.  The employee’s interest in restricted shares cannot be assigned or transferred.

The Company grants share based awards to management as part of its LTIP.  The 2013 and 2014 LTIP awards granted a combination of options, restricted shares and PSUs to its participants.  In 2015, certain LTIP award participants were granted restricted shares while others were awarded a combination of restricted shares and PSUs.

Progressive Waste Solutions Ltd. – December 31, 2015 - 41

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Options

On August 25, 2015, the Board of Directors issued 600 share based options to two executives of the Company.  Half the options, 300, vest in equal installments annually over 5 years.  The remaining options vest subject to the Company’s New York Stock Exchange (“NYSE”) Total Shareholder Return (“TSR”) and or the passage of time.  Four stock price hurdles were established with each tranche and are exercisable the later of the first, second, third and fourth anniversary or the attainment of the TSR hurdle.  The grant date market value of the Company’s common shares was $26.34 while the exercise price of the options was $26.47.  Unexercised options expire on August 25, 2025.

On March 19, 2014, as part of the prior year LTIP, the Board of Directors issued 429 share based options, all of which have stock appreciation rights, to various Company management.  The options vest and are exercisable on March 19, 2017.  The grant date market value of the Company’s common shares and exercise price of the options was C$27.84.  Unexercised options expire on March 19, 2024.

				December 31
		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	1,111	$19.90	2,639	$22.36
Granted, during the year	600	$26.47	429	$24.91
Exercised, during the year(*)	(9)	$(16.45)	(1,957)	$(22.49)
Forfeited, during the year	(20)	$(20.82)	-	$-
Expired, during the year	-	$-	-	$-
Outstanding, end of year	1,682	$20.14	1,111	$19.90
Options outstanding, exercisable	308		303
Weighted average grant date market value	$21.85		$21.88
Weighted average remaining contractual life (expressed in years)	7.4		7.1
Note:
(*)Includes the exercise of share appreciation rights.

				December 31
			2015	2014

Share based compensation expense			$706	$11,528
Unrecognized compensation costs for options			$4,034	$4,470
Share based compensation accrued			$5,986	$6,830

Progressive Waste Solutions Ltd. – December 31, 2015 - 42

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

To estimate the fair value of its options, the Company used the Monte Carlo Simulation option pricing model, for equity share based options with market conditions, and the Black-Scholes-Merton option pricing model, for share based options classified as liabilities, which requires the use of several input variables.  These variables include the estimated length of time employees will retain their options before exercising them, the risk free interest rate and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.  In calculating the fair value of equity share based options at date of grant and the fair value of share based options classified as liabilities at December 31, 2015 and 2014, the following weighted average assumptions were used:

	2015	2014

Grant date - August 25, 2008
Option pricing model - Black-Scholes-Merton
Dividend yield	2.1%	1.8%
Expected volatility	16.8%	22.0%
Risk free interest rate	0.5%	1.0%
Expected remaining life, stated in years	1.1	1.1
Fair value, per option (in Canadian dollars)	$11.98	$14.47

Grant date - August 20, 2012
Option pricing model - Black-Scholes-Merton
Dividend yield	2.1%	1.8%
Expected volatility	21.0%	18.3%
Risk free interest rate	0.5%	1.2%
Expected remaining life, stated in years	1.3	2.3
Fair value, per option (in Canadian dollars)	$11.63	$13.81

Grant date - March 26, 2013
Option pricing model - Black-Scholes-Merton
Dividend yield	2.1%	1.8%
Expected volatility	19.6%	19.8%
Risk free interest rate	0.5%	1.3%
Expected remaining life, stated in years	2.1	3.0
Fair value, per option (in Canadian dollars)	$10.36	$12.88

Grant date - March 19, 2014
Option pricing model - Black-Scholes-Merton
Dividend yield	2.1%	1.8%
Expected volatility	18.5%	20.3%
Risk free interest rate	0.6%	1.5%
Expected remaining life, stated in years	3.3	4.3
Fair value, per option (in Canadian dollars)	$5.61	$8.53

Grant date - August 25, 2015
Option pricing model - Monte Carlo Simulation
Expected volatility	29.0%	-
Risk free interest rate	1.2%	-
Expected remaining life, stated in years	10.0	-
Fair value, per option (in Canadian dollars)	$9.36	$-

Progressive Waste Solutions Ltd. – December 31, 2015 - 43

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Compensation expense or recovery, including fair value changes in share based options classified as liabilities, is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  To determine the expected life of the options, management considered the age of the option holders and the time between the vesting date and the date of expiration.  Expected volatility was calculated using changes in monthly share prices for a period commensurate with the expected remaining life.

Restricted shares

During 2015, the Company issued 155 restricted shares at a weighted average cost of $28.83 per share to certain management.  In conjunction with this issuance, the Company purchased 155 common shares for total consideration of $4,534 and transferred these shares to a trust where they are held for the benefit of the recipients.  Restricted shares have vesting dates as follows:  41 restricted shares on December 31, 2017, 113 restricted shares on March 25, 2018 and 1 restricted share on July 6, 2018.

During 2014, the Company issued 168 restricted shares at a weighted average cost of $25.12 per share to certain management.  In conjunction with this issuance, the Company purchased 168 common shares for total cash consideration of $4,232 and transferred these shares to a trust where they are held for the benefit of the recipients.  Restricted shares have vesting dates as follows:  44 restricted shares on December 15, 2016, 25 restricted shares on December 31, 2016, 74 restricted shares on March 19, 2017, 20 restricted shares on April 30, 2017, 1 restricted share on June 15, 2017, 2 restricted shares on July 31, 2017 and 2 restricted shares on August 1, 2017.

In August 2014, 13 restricted shares previously awarded to an employee were forfeited.  In conjunction with the forfeiture, the Company sold 13 restricted shares for total cash proceeds of $312.  The forfeiture resulted in a $255 recovery of previously recognized restricted share expense.

The following table outlines various details pertaining to restricted shares.

		December 31
	2015	2014

Outstanding, beginning of year	399	322
Granted, during the year	155	168
Vested, during the year	(58)	(78)
Forfeited, during the year	-	(13)
Outstanding, end of year	496	399
Weighted average remaining life	1.21	1.69
Restricted share expense	$3,739	$2,759

Progressive Waste Solutions Ltd. – December 31, 2015 - 44

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

If employees satisfy the requisite service period requirements, the Company will record compensation expense as follows:

2016	$2,755
2017	1,558
2018	236
$4,549

PSUs

In March 2012, the Company’s Compensation Committee approved a revised LTIP plan for all executive officers and certain employees effective January 1, 2012.  Under the revised plan, PSU payments were awarded at the end of a three year performance period and payment amounts ranged from 0% to 175% of the target award subject to the Company’s performance against pre-established performance measures.  These performance measures were recommended by executive management and submitted to the Compensation Committee for their approval.  In addition to these performance measures, the Compensation Committee may evaluate performance results and retains the authority and discretion to amend PSU payments.

PSU award payments are paid in lump sum cash amounts based on the volume weighted average trading price of the Company’s shares for the five trading days immediately preceding the vesting date.  A participant who voluntarily terminates employment or is terminated with cause prior to the date of payment forfeits all rights to, or interest in, any unvested award.  If a participant’s employment is terminated without cause, the participant is entitled to a pro-rata amount of the award that the Compensation Committee determines would have been paid to the participant had their employment continued to the end of the performance period.  If a participant is disabled, dies or meets certain qualifying conditions upon retirement, the participant is entitled to be paid the full amount of the PSU award had the participant continued employment to the end of the three year performance period.

Progressive Waste Solutions Ltd. – December 31, 2015 - 45

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines details of the Company’s PSU’s:

				December 31
		2015		2014
	Number of PSUs	Weighted average grant date fair value	Number of PSUs	Weighted average grant date fair value

Outstanding, beginning of year	324	$21.27	507	$19.87
Granted, during the year	168	$27.91	164	$23.35
Vested, during the year	-	-	(12)	-
Expired, during the year	-	-	(334)	-
Forfeited, during the year	(19)	-	(1)	-
Outstanding, end of year	473	$23.45	324	$21.27

				December 31
			2015	2014
PSU expense			$4,005	$1,490
Unrecognized compensation cost for PSU's			$4,045	$4,834
PSU compensation cost accrued			$8,759	$5,350

The Company uses the Black-Scholes-Merton pricing model to calculate the estimated fair value of the PSU's. The following weighted average assumptions were used:

				December 31
			2015	2014

Grant date - March 26, 2013
Dividend yield			2.1%	1.8%
Expected volatility			27.4%	20.8%
Risk free interest rate			0.4%	1.0%
Expected remaining life, stated in years			0.2	1.2
Fair value of each PSU (in Canadian dollars)			$32.44	$34.15

Grant date - March 19, 2014
Dividend yield			2.1%	1.8%
Expected volatility			21.7%	18.6%
Risk free interest rate			0.5%	1.2%
Expected remaining life, stated in years			1.2	2.2
Fair value of each PSU (in Canadian dollars)			$31.77	$33.53

Grant date - March 25, 2015
Dividend yield			2.1%	-
Expected volatility			19.5%	-
Risk free interest rate			0.5%	-
Expected remaining life, stated in years			2.2	-
Fair value of each PSU (in Canadian dollars)			$31.12	$-

Compensation expense includes the fair value change in PSU’s which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Progressive Waste Solutions Ltd. – December 31, 2015 - 46

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

23.  Commitments and Contingencies

The Company leases buildings and equipment under various operating leases.  Payments for the next five years ending December 31 and thereafter are as follows:

2016	$11,834
2017	9,672
2018	8,934
2019	6,793
2020	5,627
Thereafter	11,186
$54,046

The Company enters into various commitments in the normal course of business.  At December 31, 2015, the Company has issued letters of credit amounting to $177,141 (2014 - $200,212) and performance bonds totaling $411,610 (2014 - $399,897).  Letters of credit are made available to the Company through the consolidated facility and are included in the security offered by the Company to its lenders.

On the acquisition of IESI Corporation (“IESI”), the Company assumed various obligations which require the payment of additional amounts when certain negotiated events or business performance targets are achieved, including landfill expansion approval or target disposal volumes.  The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $1,500.  Amounts are accrued monthly, and paid from time-to-time in accordance with the underlying agreements, until certain targets are achieved, and the maximum obligation is satisfied.  Any amounts paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount.  The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable.  Landfill permits acquired on the acquisition of IESI were recorded at their fair values.  Accordingly, future contingent payments made, in respect of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2019.  The volume requirements are based on an annual average.  Should the Company not meet the required volume targets, the Company is required to make additional payments for the disposal volume shortfall.  At December 31, 2015, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability consisting of remediation and 30 years of post-closure monitoring totaling $12,716 (2014 - $12,885) recorded in landfill closure and post-closure costs for an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition.  The remediation work commenced in 2004, and the post-closure monitoring commenced in 2007.  Tantalo is a landfill that stopped accepting waste in 1976 and was identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which was found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act.  Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater.  A remediation program was developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates.  However, management believes that its experience provides a reasonable basis for estimating its liability.  As additional information becomes available, estimates are adjusted as applicable.  It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material.  The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

Progressive Waste Solutions Ltd. – December 31, 2015 - 47

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Progressive Waste Solutions of FL, Inc., a wholly owned subsidiary, and Progressive Waste Solutions Ltd. (collectively, ”Progressive”) have been named as defendants in a putative class action lawsuit filed in October 2015 (the “Complaint”) on behalf of current and former customers of Progressive who reside in the state of Florida.  The Complaint alleges Progressive charged customers a fuel surcharge and/or an environmental surcharge in violation of Florida’s Deceptive and Unfair Trade Practices Act (“FDUTPA”).  The alleged class period is four years prior to the filing of the Complaint (October 2011).

Progressive intends to vigorously defend the lawsuit and has filed motions to dismiss the Complaint in lieu of an Answer.  The action is in its infancy and no discovery has yet been conducted.  Accordingly, Progressive cannot reasonably predict the outcome and no amounts have been accrued in the financial statements in respect of this matter.

The Company is also subject to certain lawsuits and other claims arising in the ordinary course of business.  The outcome of these matters is subject to resolution.  Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

The Company owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida.  An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

24.  Related Party Transactions

Equity accounted investee

All transactions between the Company and its investee occurring before January 31, 2014, the acquisition of control date, were transacted in the normal course of business.  These transactions were the result of the investee billing the Company for services it provided.  In turn, the Company billed its customers for these services which were measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.

Transportation services

A company owned by an officer of a subsidiary of Progressive Waste Solutions Canada Inc. provides transportation services to the Company.

All related party transactions are recorded at the exchange amounts.

	December 31
	2015	2014
Investment in equity accounted investee
Charges (recorded to operating expenses)	$-	$110

Transportation services
Charges (recorded to operating expenses)	$2,630	$4,336
Amounts owing (included in accounts payable)	$38	$36

Progressive Waste Solutions Ltd. – December 31, 2015 - 48

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

25.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and presents their estimated fair values.  Financial instruments are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31, 2015	December 31, 2014
Financial assets
Derivatives not designated in a hedging relationship
Long-term - interest rate swaps	$759	$5,315

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$9,473	$13,174
Long-term - interest rate swaps	$12,191	$10,041
Current - foreign currency exchange agreements	$27	$-
Current - commodity swaps	$3,099	$3,384
Long-term - commodity swaps	$843	$-

The following tables outline the hierarchical measurement categories for various financial assets and liabilities.  As at December 31, 2015 and December 31, 2014, financial assets and liabilities measured on a recurring basis had the following estimated fair values expressed on a gross basis:

			December 31, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$35,780	$-	$-	$35,780
Funded landfill post-closure costs	10,145	-	-	10,145
Other assets - interest rate swaps	-	759	-	759
Other liabilities - commodity swaps	-	-	(3,942)	(3,942)
Other liabilities - interest rate swaps	-	(21,664)	-	(21,664)
Other liabilities - foreign currency exchange agreements	-	(27)	-	(27)
	$45,925	$(20,932)	$(3,942)	$21,051

			December 31, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$41,636	$-	$-	$41,636
Funded landfill post-closure costs	11,365	-	-	11,365
Other assets - interest rate swaps	-	5,315	-	5,315
Other liabilities - commodity swaps	-	-	(3,384)	(3,384)
Other liabilities - interest rate swaps	-	(23,215)	-	(23,215)
	$53,001	$(17,900)	$(3,384)	$31,717

Progressive Waste Solutions Ltd. – December 31, 2015 - 49

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines the change in estimated fair value for recurring Level 3 financial instrument measurements for the years ended December 31, 2015 and 2014, respectively:

	December 31
Significant unobservable inputs (Level 3)	2015	2014

Balance, beginning of year	$(3,384)	$2,013
Realized (losses) gains included in the statement of operations, during the year	(4,090)	883
Unrealized losses included in the statement of operations, during the year	(634)	(6,081)
Unrealized gains included in accumulated other comprehensive loss, during the year	-	643
Settlements	4,090	(883)
Foreign currency translation adjustment	76	41
Balance, end of year	$(3,942)	$(3,384)

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of financial instruments are calculated using available market information, and commonly accepted valuation methods.  Considerable judgment is required to interpret market information used to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The Company’s interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows of the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed from the zero rate curve and are aggregated to arrive at an estimated fair value.  The Company also incorporates credit valuation adjustments to reflect nonperformance risk for itself and the respective counterparties in the estimation of fair value.  The Company verifies the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The estimated fair values of commodity swaps are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the expected cash flows attributable to these commodity swaps.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The Company’s foreign currency exchange agreements, when applicable, are recorded at their estimated fair value based on quotes received from the financial institution that is counterparty to the agreement.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing estimates of fair value, which the Company believes would not be material.

Progressive Waste Solutions Ltd. – December 31, 2015 - 50

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The fair value of the Company’s embedded derivative from its wood waste supply agreement was determined using a discounted cash flow analysis.  This approach used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  The Company employed a third-party, who was not a counter-party, to independently value the embedded derivative and the Company used this information to derive its fair value estimate.  The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes would not have been material.  In April 2014, the wood waste supply agreement was amended and the embedded derivative contained in the original agreement was eliminated.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable.  The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated facility advances.  In addition, the Company from time-to-time has entered into commodity swaps for a portion of the diesel fuel consumed in its Canadian and U.S. operations.  The Company has also entered into foreign currency exchange agreements, from time-to-time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated facility and amounts payable for goods or services received that are payable in a currency that is other than the operating entities’ primary operating currency.

The Company’s corporate treasury function is responsible for arranging all agreements and the Audit Committee is responsible for approving certain agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the estimated fair value of interest rate swaps, commodity swaps and foreign currency exchange agreements, as applicable, recorded to other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements outlined in the tables below:

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

April 2, 2015	84,000	$1.90	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
April 2, 2015	84,000	$1.91	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.77	NY Harbor ULSD	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.88	NY Harbor ULSD	January 1, 2017	December 31, 2017
July 24, 2015	84,000	$1.77	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.87	NYMEX Heating Oil Index	January 1, 2017	December 31, 2017
November 13, 2015	84,000	$1.53	NY Harbor ULSD	January 1, 2016	December 31, 2016
November 13, 2015	84,000	$1.53	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
December 8, 2015	84,000	$1.45	NY Harbor ULSD	January 1, 2016	December 31, 2016

Progressive Waste Solutions Ltd. – December 31, 2015 - 51

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 30, 2013	$35,000	2.97%	0.23%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.23%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.23%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.23%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.23%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.23%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.23%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.23%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.23%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.23%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.23%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.23%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.23%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.23%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.23%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.23%	March 31, 2014	March 31, 2017
July 24, 2014	$20,000	2.65%	0.23%	July 31, 2014	June 28, 2024

Foreign currency exchange agreements
Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

December 30, 2015	$7,500	1.3889	January 29, 2016

Progressive Waste Solutions Ltd. – December 31, 2015 - 52

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

				December 31, 2015
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$21,664	$9,473	$7,541	$3,076	$1,574
Commodity swaps	$3,942	$3,099	$843	$-	$-
Foreign currency exchange agreements	$7,500	$7,500	$-	$-	$-

Unrealized amounts recorded to net gain or loss on financial instruments for the years ended December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014

Net loss on financial instruments
Funded landfill post-closure costs	$(61)	$(94)
Interest rate swaps	6,389	18,227
Fuel hedges	634	6,862
Wood waste supply agreement	-	(781)
Foreign currency exchange agreements	30	-
	$6,992	$24,214

Estimated fair value

The carrying value of accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments.  Cash and cash equivalents, funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at their estimated fair values.

At December 31, 2015, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $2,905 (December 31, 2014 - $5,976), compared to the carrying amount of $2,461 (December 31, 2014 - $5,507).

At December 31, 2014, the estimated fair value of net assets held for sale was approximately $76,200, compared to a carrying amount of $61,016.

At December 31, 2015, the estimated fair value of long-term debt, including the term A facility, approximates its carrying amount as the Company believes that renegotiation of its variable rate long-term debt would result in similar pricing.

At  December 31, 2014, the estimated fair value of the term B facility was approximately $570,600 compared to its carrying amount of $488,520.

Progressive Waste Solutions Ltd. – December 31, 2015 - 53

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

26.  Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income or loss and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

		December 31
	2015	2014

Income before income taxes and net (income) loss from equity accounted investee	$156,797	$160,274
Income tax expense at the combined basic rate	51,060	52,648
Large corporation and state tax	4,374	5,008
International financing	(23,195)	(23,296)
Withholding tax on foreign dividends	328	4,649
Tax on other non-deductible expenses	1,510	1,431
Non-taxable income	(3,342)	(2,696)
Net revisions to certain tax bases and tax rates	1,378	(2,137)
Other	808	(1,931)
Income tax expense	$32,921	$33,676

		December 31
	2015	2014

Deferred income tax assets
Unutilized tax loss carryforwards	$60,400	$62,614
Deferred financing costs and offering expenses	1,380	896
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	70,651	65,047
Tax value of intangibles and landfill assets in excess of their carrying value	-	6,407
Other	1,930	2,433
Valuation allowance	(16,684)	(16,684)
	132,244	135,280

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	89,921	100,108
Carrying value of intangibles and landfill assets in excess of their tax value	164,136	153,757
Other	8,157	8,263
	262,214	262,128
Net deferred income tax liabilities	$129,970	$126,848

Canada	$16,763	$25,098
U.S.	113,207	101,750
Net deferred income tax liabilities	$129,970	$126,848

Progressive Waste Solutions Ltd. – December 31, 2015 - 54

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The components of domestic and foreign income before income tax expense (recovery) and domestic and foreign income taxes are as follows:

	December 31
	2015	2014
Income before income tax expense (recovery) and net income or loss from equity accounted investee
Canada	$65,978	$50,952
U.S.	24,043	42,619
Other	66,776	66,703
	$156,797	$160,274

Current income tax expense
Canada	$22,603	$28,570
U.S.	4,432	5,290
Other	271	166
	27,306	34,026

Deferred income tax expense (recovery)
Canada	(4,625)	(9,806)
U.S.	10,240	9,456
Other	-	-
	5,615	(350)
Total income tax expense	$32,921	$33,676

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the years ended December 31, 2015 and 2014.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2010 to 2015 in Canada and from 2008 to 2015 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Subsidiaries of the Company have unutilized tax losses amounting to $146,621 (2014 - $148,042) which expire 2021 to 2034.  The realization of deferred income tax assets, net of a $2,117 (2014 - $1,667) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $57,417 (2014 - $62,261), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible.  Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry for federal purposes.  Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2015, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2014 - $14,567).  Since the Company cannot predict when it may generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available.

In connection with the sale of the Company’s Long Island, New York operations on February 28, 2015, it anticipated claiming a worthless stock deduction which would give rise to an ordinary loss on the 2015 U.S. federal income tax return.  The Company has since determined that it does not meet the conditions necessary to claim a worthless stock deduction and any and all resulting losses are on account of equity and characterized as a capital loss.  At this time, the Company is evaluating its filing position and the computation of such loss.  Before the filing of the U.S. federal income tax return, the Company will assess its options to maximize the use of any capital loss available.  Currently, the Company does not anticipate any financial statement benefit for such loss.  The Company estimates such loss to be between $60,000 and $70,000.

Progressive Waste Solutions Ltd. – December 31, 2015 - 55

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Since the Company’s acquisition of IESI, IESI had, and currently has, issued various intercompany notes payable (“U.S. notes”).  For the purposes of determining taxable income, IESI has taken the position that the U.S. notes and their related interest was commercially reasonable and has deducted the interest paid thereon.  Management has taken steps to ensure that the U.S. notes are commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. notes as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability.  Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

27.  Segmented Reporting

On April 30, 2015, the Company announced structural changes to the management of its operations, with the goal of reducing costs and better positioning the Company to realize on its strategic operating plan.  Accordingly, the following changes were made to the Company’s reportable segments:

•         Combined the U.S. northeast segment with a portion of the U.S south segment to form the East segment.  The East segment includes the following states:  Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia, South Carolina and the District of Columbia.

•         The remainder of the U.S. south segment was renamed the West segment, comprising the states of Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Illinois.

•         The Canadian segment was renamed the North segment.

All previously reported segment amounts have been reclassified to conform to the current year presentation with no impact to the consolidated amounts reported.

Goodwill has been reassigned to the East and West segments using a relative fair value allocation approach similar to that used when a portion of a reporting unit is disposed of.  Accordingly, previously reported goodwill amounts have been calculated applying the fair value allocation percentage derived at April 30, 2015, the date of reassignment, for the East and West segments.

The Company carries on business through three geographic segments: the North, West and East.  The business segments are vertically integrated and their operations include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, purchasing, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes in share based options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies.  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. – December 31, 2015 - 56

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

		December 31
	2015	2014
Revenues
North	$664,838	$745,800
West	662,069	602,379
East	598,685	660,818
Corporate	-	-
	$1,925,592	$2,008,997

Revenues less operating and selling, general and administration expenses
North	$234,670	$261,247
West	157,949	163,373
East	130,913	148,192
Corporate	(50,010)	(64,013)
	$473,522	$508,799

Amortization
North	$77,574	$103,735
West	89,181	76,793
East	90,245	103,155
Corporate	1,403	1,922
	$258,403	$285,605

Restructuring expenses	$3,682	$-
Net gain on sale of capital and landfill assets	$(11,279)	$(17,905)

Operating income	$222,716	$241,099

				December 31, 2015
	North	West	East	Corporate	Total

Goodwill	$303,917	$333,875	$249,119	$-	$886,911
Capital assets	$316,268	$341,742	$265,925	$5,176	$929,111
Landfill assets	$118,441	$285,390	$528,764	$-	$932,595
Total assets	$927,083	$1,078,822	$1,209,636	$29,368	$3,244,909

				December 31, 2014
	North	West	East	Corporate	Total

Goodwill	$362,599	$341,123	$233,572	$-	$937,294
Capital assets	$356,329	$325,463	$241,631	$5,127	$928,550
Landfill assets	$156,536	$278,760	$500,799	$-	$936,095
Total assets	$1,106,337	$892,892	$1,339,593	$37,614	$3,376,436

28.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities for the use of various operating facilities under lease.  Under the terms of these agreements the Company agrees to indemnify the counterparties for certain items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the indemnified party.  The maximum amount of any future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2016 and 2025.

Progressive Waste Solutions Ltd. – December 31, 2015 - 57

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for certain items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company is responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees and does not believe it would have a material effect on the Company’s financial position or results of operations.  As of December 31, 2015, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

29.  Subsequent Events

On January 18, 2016, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with and among Waste Connections, Inc. (“WCI”) and Water Merger Sub LLC (“Merger Sub”), a direct wholly-owned subsidiary of the Company.  Pursuant to the Merger Agreement, the Company will combine with WCI in an all-stock merger.  Merger Sub will merge with and into WCI, with WCI continuing as the surviving entity (the “Merger”).  In consideration for the Merger, WCI stockholders will receive common shares of Progressive Waste Solutions Ltd. and become shareholders of the Company.  It is anticipated that the Company’s shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger and the related transactions contemplated by the Merger Agreement were unanimously approved by both companies’ Boards of Directors and are expected to close in the second quarter of 2016.

The Merger was negotiated on an implied exchange ratio of 0.4815 per share of WCI common stock for each common share of the Company’s.  As a result, WCI shareholders will receive 2.076843 common shares of the Company for each share of WCI common stock that they own.  Following completion of the Merger, the Company will change its name to “Waste Connections, Inc.” and it is anticipated that the Company’s common shares will trade on both the New York Stock Exchange (the “NYSE”) and Toronto Stock Exchange (the “TSX”) under the symbol WCN.

Progressive Waste Solutions Ltd. – December 31, 2015 - 58

Progressive Waste Solutions Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The transaction is structured as a reverse merger pursuant to which Merger Sub will merge with and into WCI, with each share of WCI stock automatically converting into the right to receive 2.076843 common shares of the Company.  Additionally, pursuant to the Merger Agreement, the Company will assume certain outstanding equity incentive awards of WCI outstanding immediately prior to the Merger.  Each WCI equity incentive award that the Company assumes will entitle its holder to receive common shares of the Company in lieu of shares of WCI common stock (adjusted in accordance with the 1:2.076843 exchange ratio noted above).

Subject to applicable shareholder approval and approval by the TSX, immediately following completion of the Merger, the Company expects to consolidate its common shares on the basis of 0.4815 (1 divided by the 2.076843 exchange ratio noted above) of a common share on a post-consolidation basis for each common share outstanding on a pre-consolidation basis.  If the share consolidation is implemented, WCI shareholders will instead receive one common share of the Company for every one share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock underlying the assumed equity incentive awards).  Following the consolidation, there will be approximately 175,000 common shares of the Company outstanding and on a fully diluted basis.

WCI has been identified as the acquirer in this transaction for accounting purposes and will apply the acquisition method of accounting.  The identification of the acquirer requires various considerations including the relative size of the companies, the relative voting rights post-closing, the size of minority voting interests and the composition of the governing body and senior management.  Based on all considerations outlined above, the shareholders of WCI will hold the majority of all voting rights post-closing and both the composition of the governing body and senior management post-closing are most closely aligned with WCI.

The transaction is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval and approval from the TSX.  The consummation of the Merger is not conditioned on the Company’s shareholders approving the share consolidation.

The Company’s consolidated facility contains a change of control provision which constitutes an event of default.  A merger between the Company and WCI would qualify as an event of default in accordance with these terms.  Accordingly, lenders may terminate their loan commitments and obligations to issue letters of credit.  They may also declare that any unpaid principal amount owing for all outstanding loans, all interest accrued and unpaid thereon, and all other amounts owing or payable in accordance with the consolidated facility, shall be immediately due and payable.  In addition, lenders may also require the Company to cash collateralize all bankers acceptances and letter of credit obligations.  The Company believes that it is unlikely that the lenders would undertake any remedies in an event of default.

In January 2016, the Company also announced the departure of several senior executives which will result in the Company recognizing severance amounts in accordance with the termination provisions of their compensation agreements.  Their departure also accelerates vesting of share based compensation awards.  These amounts will be recorded to the Company’s statement of operations and comprehensive income or loss for the three months ended March 31, 2016.  In addition, the Company expects to incur other non-recurring charges resulting directly from the transaction including transaction and other severance costs.

30.  Comparative Financial Statements

Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred by the Company’s operating locations have been reclassified from selling, general and administration expense (“SG&A”) to operating expenses.  Facility costs incurred by corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns their classification on a basis consistent with the Company’s peers.  Prior period amounts have been reclassified to conform to the current period presentation.

Progressive Waste Solutions Ltd. – December 31, 2015 - 59